[Ropes & Gray Letterhead]

July 6, 2005

By EDGAR Transmission

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington DC 20549

Attention:	Howard M. Baik
Division of Corporate Finance

AAC Group Holding Corp.

Registration Statement on Form S-4 (File No. 333-121479)

Ladies and Gentlemen:

By letter dated June 22, 2005 from H. Christopher Owings, Assistant Director, AAC Group Holding Corp. (the “Company”) received the comments of the staff of the Division of Corporate Finance (the “Staff”) on the Company’s above captioned Registration Statement (the “Registration Statement”). The Company plans to amend the Registration Statement, however, pursuant to discussions with Mr. Moran of the Staff, first wishes to address the Staff’s comments. Once the Company’s proposed revisions have been reviewed by the Staff, the Company will revise its filings as set forth below. For your convenience, we have set forth below each of the Staff’s comments in bold, followed by a description of the Company’s response thereto:

Consolidated Financial Statements and Notes to Consolidated Financial Statements

Note 17: Business Segments, page F-35

1.	We have read the response to comment 4 of our letter dated May 11, 2005. Additionally:

We note your assertion that some of the detailed information included in the reports provided to us are not used to manage your business and are the result of legacy systems and are also supportive in the preparation of tax information for separate legal entities. It appears that the reports you provided to us were prepared with the help of a spreadsheet and were not generated directly by the legacy systems. Given your assertion that it is not necessary for your chief operating decision maker to have this information, please explain to us why you have not prepared a report that is more condensed. Further, many of the reports that you have provided to us compare current actual results with budgeted and prior year results. Please explain to us how this type of comparison would be necessary for the sole purpose of preparing tax returns. We also note that in exhibit 21.1 that you filed on December 21, 2004, you list nine subsidiaries that do not correspond exactly with the line items that you have included in your internal reports. Please explain to us the purpose of the classifications that you have presented in your reports and how this facilitates the preparation of your tax returns.

We note your assertion that the nature of the production process of yearbooks, graduation products and jewelry are the same since they are all made to order. Please explain to us why it is necessary to produce these products in separate facilities. Please tell us why you cannot print yearbooks on the same production line that produces rings. Please explain to us in more detail the similarities that exist in the production of books as compared to jewelry. We note that your response fails to discuss these similarities beyond the first two sentences of the paragraph addressing this point. For example, you fail to discuss how raw materials, such as paper and ink, are applicable to the ring production process.

We note your attempt to integrate the sales force of the acquired business. However, it appears that this effort is still ongoing.

Given the above, we continue to believe that you have more than two operating and reportable segments. Please explain to us in more detail why you would not have separate reportable segments for (1) Taylor yearbooks, (2) high school and college rings sold on campus, (3) class rings sold through retail channels, (4) other jewelry, and (5) other publications.

The Company thanks the Staff for taking the time on June 28, 2005 to verbally discuss the comments from its June 22, 2005 letter. Based on that discussion and upon further analysis of FAS 131, the Company has determined that it will change the composition of its segment reporting from two reportable segments (Scholastic and Recognition & Affinity) to four reportable segments (Yearbooks, Class Rings, Graduation Products, and Achievement Publications) with its remaining operating segments grouped into an “All Other” category. The Company’s basis and discussion for this conclusion is as follows:

In performing its analysis, the Company utilized the flowchart presented in FAS 131, paragraph 127, to assist it in applying the main provisions for identifying reportable operating segments as defined in FAS 131.

Paragraph 10 of FAS 131 defines operating segment as follows:

An operating segment is a component of an enterprise:

a.     That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.     Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.     For which discrete financial information is available.

As such, following the definition in paragraph 10 as well as the additional guidance in FAS 131, paragraphs 11 through 15, the Company has identified seven operating segments (Yearbooks, On Campus Class Rings, Retail Class Rings, Graduation Products, Achievement Publications, Fine Books and Other Jewelry).

Following the guidance in FAS 131, paragraph 17, the operating segments of On Campus Class Rings and Retail Class Rings have been aggregated into one reportable segment because the Company meets all the aggregation criteria in paragraph 17. The Company’s analysis of the criteria for aggregation is as follows:

•	The nature of the products and services – Both on-campus and retail class rings are the same product and recognize the same achievement or event for the end customer, the student (participation in a class and graduation from a school).

•	The nature of the production process – Both on-campus and retail class rings are made-to-order items. Each ring is not produced until the end customer places an order for the product; thus, there is little or no inventory risk for each operating segment. Whether on-campus or retail, a class ring’s life begins with the same order process and manufacturing production process. Each class ring’s production begins in the Company’s Austin factory and is molded in wax based on the student’s order. The gold and other raw material inputs are identical for each operating segment.

•	The type or class of customer for their products and services – Both on-campus and retail class rings are sold to the same end customer, the student.

•	The methods used to distribute their products or provide their services – Both on-campus and retail class rings are marketed and sold through the Company’s sales representatives. The primary difference in the distribution process is simply that on-campus class rings are sold at school campuses, whereas retail class rings are sold in retail outlets. In each case, the same marketing process takes place, with the same brochures, and the same order process is initiated by the sales representative on campus or the sales representative in the retail store by fax, mail or telephone call to the Company’s customer order service department located in Austin.

•	The nature of the regulatory environment – Not applicable with respect to on-campus or retail class rings.

FAS 131, paragraph 17 also requires that in order to be aggregated, operating segments must also exhibit similar economic characteristics. Attached as Exhibit A of the cover letter forwarded to the Staff is a schedule of the operating segment information for on-campus and retail class rings. For the most recent three fiscal years ended, the average EBITDA as a percentage of net sales for on-campus and retail class rings was 16.6% and 16.4%, respectively. Revenues and EBITDA by each operating segment for each of the Company’s last three fiscal years are detailed in the attached schedule. EBITDA is viewed by the Company as an applicable operating measure as the Company has never allocated interest, depreciation and amortization expenses to on-campus and retail class rings to derive operating income.

Following the guidance in FAS 131, paragraph 18, each of the operating segments entitled Yearbooks, Graduation Products, Achievement Publications as well as the aggregated segment Class Rings exceeds the quantitative thresholds and therefore, should be reported separately as reportable segments.

Following the guidance in FAS 131, paragraphs 20 and 21, the four reportable segments represent 94% of total consolidated revenue of the Company. Thus, the remaining two operating segments of Fine Books and Other Jewelry, none of which exceed the 10% quantitative thresholds discussed in paragraph 18, have been combined and disclosed in an “all other” category in compliance with Paragraph 21.

The Company intends to disclose the information required by FAS 131, paragraph 33, in its 10-Q for the period ended May 28, 2005 for its four reportable segments as discussed above. It will follow the guidance of FAS 131, paragraph 34 and restate for comparable information from prior periods. The Company intends to restate the segment disclosures in its previously filed 10-K for the year ended August 28, 2004 and the 10-Q’s for the periods ended November 27, 2004 and February 26, 2005 prior to filing an amended S-4.

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Closing

We trust that the responses provided in this letter will be acceptable to the Staff. If you wish to discuss any of these matters further, please do not hesitate to contact the undersigned at (212) 841-8876, Carl Marcellino at (212) 841-0623, or Joel Freedman at (617) 951-7309.

Sincerely,

/s/    ALLEN K. PARKER

Allen K. Parker

Copies to: Dave Irving